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                                   EXHIBIT 20(ii)

              PRESS RELEASE ISSUED BY THE COMPANY ON JANUARY 20, 1998
                   WITH RESPECT TO THE CLOSING OF THE AGREEMENT.

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FOR IMMEDIATE RELEASE
                                                      CONTACT: MICHAEL E. PEPPEL
                                                         CHIEF EXECUTIVE OFFICER
                                                          937-291-8282 EXT. 7708

    MIAMI COMPUTER SUPPLY CORPORATION ANNOUNCES CLOSING OF DEFINITIVE AGREEMENT
               WITH MINNESOTA WESTERN/CREATIVE OFFICE PRODUCTS, INC.

     Dayton, OH -- January 20, 1998 -- Miami Computer Supply Corporation (NASDAQ: MCSC), a leading supplier of computer supplies and projection presentation products, today announced that it has closed the definitive merger agreement with Minnesota Western/Creative Office Products, Inc. a $55.0 million (annual revenues) distributor of visual presentation systems and products. Headquartered in Berkeley, California, Minnesota Western/Creative Office Products, Inc has twelve California offices in addition to locations in Seattle, Washington and Portland, Oregon.

     Michael E. Peppel, President and Chief Executive Officer of Miami Computer Supply said "The combination of Miami Computer Supply with Minnesota Western confirms that we have the ability to deliver large transactions that are EPS accretive. The expertise of Clark Gilson, Ruy Pereira and Larry Goodman in the presentation products channel will accelerate our company's growth in the presentation products marketplace".

     "Combining forces with Miami Computer Supply will allow Minnesota Western to position itself for rapid growth in this evolving marketplace", added Clark Gilson, President of Minnesota Western.

     Miami Computer Supply Corporation went public last November. Since the IPO, Miami Computer Supply has increased the number of its sales offices from 20 to 63 and its annual sales from $63 million as of December 31, 1996 to the proforma annualized 12 month run rate of over $217 million.

     Miami Computer Supply Corporation is an end-user distributor of computer and office automation supplies and accessories, including a line of computer projection presentation products, principally in the Midwest, Northeast, Northwest and Southeast regions of the United States and in certain foreign countries. Miami Computer Supply Corporation distributes over 1,800 different core products primarily to middle market and smaller companies and to governmental, educational, and institutional customers, including federal, state and local governmental agencies, universities and hospitals and, to a lesser extent, to computer supply dealers. The Company sells primarily nationally known, name-brand products manufactured by approximately 500 original equipment manufacturers, including Hewlett-Packard, Lexmark, Imation (formerly a part of 3M), Sony, Canon, Epson, Maxell, Panasonic, NEC, and Ricoh for computer supplies, and Epson, Proxima and Lightware for projection presentation products. Additional information regarding the Company can be obtained at http://www.mcsinet.com.

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     The matters discussed in this press release, and, in particular, information regarding risks and uncertainties include, but are not limited to, general economic conditions, industry trends, actions of competitors, the Company's ability to manage its growth, factors relating to its acquisition/merger strategy, actions of regulatory authorities, restrictions imposed by its debt arrangements, dependence upon key personnel, dependence upon key suppliers, customer demand, dependence on its computer systems and other factors. A complete description of those factors, as well as other factors which could affect the Company's business, is set forth in the Company's Form 10-K for the year ended December 31, 1996, and its Form 10-Q for the nine months ended September 30, 1997.
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